Exhibit (a)(1)
COLE CREDIT PROPERTY TRUST, INC.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016
December 1, 2009
Dear Stockholder,
As you may be aware by now, CMG Partners, LLC and CMG Acquisition Co., LLC (collectively, “CMG”) initiated an unsolicited tender offer (the “Tender Offer”) to buy shares of common stock (the “Shares”) of Cole Credit Property Trust, Inc., a Maryland corporation (the “Company”). Our Board of Directors first became aware of the offer by CMG Partners, LLC and CMG Acquisition Co., LLC on November 17, 2009. You should be aware that the Company is not in any way affiliated with CMG, and we believe this offer is not in the best interests of our stockholders.
Our Board of Directors has carefully evaluated the terms of CMG’s offer and unanimously recommends that you reject CMG’s offer and not tender your shares. The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its Shares to CMG pursuant to the Tender Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.
The Board of Directors’ recommendation was reached after consulting with our officers, Cole REIT Advisors, LLC, our external advisor, and other outside advisors. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to CMG’s offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the offer is not in the best interests of our stockholders are as follows:
•	Our Board of Directors believes that the offer price is less than the potential long-term value of the Company’s shares on a going-forward basis;

•	Given the timing of the Tender Offer and the offer price, we believe that the Offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive the stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company;

•	Although our Board of Directors does not intend to complete a valuation of the Company’s assets and assign a net asset value to the Shares prior to the first quarter of 2010, our Board of Directors believes that the Company’s net asset value per share is in excess of the offer price; and

•	The Company remains committed to providing liquidity to its stockholders at the time and in the manner that are in the best interests of the Company and its stockholders.
In summary, we believe that you should view CMG as an opportunistic purchaser that is attempting to acquire your shares in order to make a profit and, as a result, deprive you of the potential long-term value of your shares.
Should you have any questions about this tender offer or other matters, please contact the Cole Investor Services Agent at 866-907-2653.

We appreciate your trust in the Company and its Board of Directors. We encourage you to follow the Board of Directors’ recommendation and not tender your shares to CMG.

Sincerely,
/s/ Christopher H. Cole
Christopher H. Cole
Chairman and Chief Executive Officer

Disclosures
This correspondence contains forward-looking statements about the Company. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the Company’s control, that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. The Company does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. The Company urges you to read carefully Item 8 of the enclosed Schedule 14D-9 for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.